This document has 17 pages.

0-29456

02050094

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SEC MAIL PROCESSING RECEIVED AUG 0 2 2002 WASH, D.C. 155 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

July 29, 2002

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

BELL CANADA INTERNATIONAL INC.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 1100, Montréal, Québec H3B 4Y8, (514) 397-2384
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELL CANADA INTERNATIONAL, INC.

Date: July 29, 2002

Name: Graham E. Bagnall
Title: Vice-President and Comptroller

EXHIBIT INDEX

4

EXHIBIT 1

NEWS RELEASE

BELL CANADA INTERNATIONAL

FOR IMMEDIATE RELEASE

BCI ANNOUNCES SECOND QUARTER RESULTS

- *Interest in Telecom Américas sold for US$366 million*
- *Plan of Arrangement approved*
- *AIG Put and Secondary Warrants terminated*
- *Share consolidation completed*

MONTREAL (CANADA), July 25, 2002 – Bell Canada International Inc. ("BCI") today released results for the second quarter ending June 30, 2002.

Chairman and CEO Bill Anderson stated, "Since the announcement on June 3 of BCI's intention to sell its interest in Telecom Américas and proceed with the eventual voluntary and orderly liquidation of the company through a Plan of Arrangement, significant milestones have been achieved including obtaining approvals of noteholders, shareholders and the Court. On July 24, we completed the sale of our stake in Telecom Américas ("TAL"). In addition, significant dilution to shareholders was avoided when affiliates of American International Group, Inc. ("AIG") sold their indirect interest in Comunicación Celular – Comcel S.A. ("Comcel") triggering the termination of the AIG Put and the Secondary Warrants."

Mr. Anderson added, "The Plan of Arrangement is the best solution for all BCI stakeholders under the circumstances. The TAL disposition, together with anticipated proceeds from the disposition of BCI's remaining assets, Axtel and Canbras, will likely permit BCI to repay its unsecured creditors and make a distribution to shareholders, subject to the resolution of certain contingent claims against BCI."

RESULTS REVIEW

Basis of Presentation

As of June 1, 2002, BCI ceased accounting for TAL on a proportionate consolidation basis and adopted the cost accounting method for this investment. Axtel and Canbras have been accounted for as discontinued operations since March 2001 and December 2001, respectively.

As the sale of TAL was only completed following the end of BCI's second quarter, BCI has included its investment in TAL on its June 30, 2002 balance sheet in Current Assets at its estimated net realizable value. Axtel and Canbras are also included on the June 30, 2002 balance sheet in the Investments at the lower of equity carrying value and estimated net realizable value.

The remaining items on BCI's balance sheet as of June 30, 2002 reflect only BCI's Corporate assets and liabilities.

Recent Events

- On June 3, BCI announced that it had reached an agreement with América Móvil S.A. de C.V. ("América Móvil"), to sell its 42% interest in TAL. The sale transaction closed on July 24, 2002 for a total consideration of approximately US$366 million of which approximately US$146 million was paid in cash on closing and US$220 million was paid in the form of an interest-free note due March 1, 2003. In addition, as part of the transaction, BCI was released from contingent liabilities related to TAL of approximately US$250 million.

- On July 12, BCI's shareholders and holders of its 11% senior unsecured notes due in 2004 approved BCI's Plan of Arrangement, which is comprised of: the sale of BCI's interest in TAL; a share consolidation; the disposition of BCI's remaining assets, Axtel and Canbras, as well as an expeditious process to identify and deal with any claims against BCI. Once completed, BCI will proceed to a final distribution to its stakeholders with the assistance of the court-appointed monitor and approval of the Court.

- On July 12, BCI also announced the termination of the AIG Put and the expiry of the Secondary Warrants issued with BCI's Rights Offering. No shares will be issued by BCI in this regard, preventing significant dilution that would have otherwise occurred.

- On July 17, the Ontario Superior Court of Justice approved BCI's Plan of Arrangement and appointed Ernst & Young Inc. as monitor to perform the duties set forth in the Plan of Arrangement. Such duties include providing a recommendation to BCI and the Court on or before August 16, 2002 with respect to the commencement of a process to identify and deal with claims against BCI.

- On July 22, BCI implemented a share consolidation on the basis of a ratio of approximately 120 to one, resulting in BCI having 40 million shares outstanding.

- On July 24, BCI fully repaid the $174 million owed under its $200 million senior secured credit facility from the proceeds of the TAL disposition. The credit facility has been cancelled.

- As of June 30, 2002, BCI had cash on hand of $54 million. Following the receipt of the proceeds from the TAL disposition and the repayment of BCI's credit facility, this cash balance increased to approximately $100 million. Cash outlays to March 1, 2003 are estimated at approximately $30-35 million including net interest and overhead costs. On March 1, 2003, the US$220 million note receivable from America Movil matures. . For the last 10 months of 2003, BCI estimates cash outlays (including net interest and overhead costs) at approximately $35 million. The foregoing estimates exclude any amounts that may be required to settle contingent liabilities such as the class action suit, the Vesper guarantee and the Comcel voice over IP claim.

Second Quarter and Year to Date Results

- Revenue in the quarter was $95 million and EBITDA $20 million reflecting two months of TAL results.
- Net income from continuing operations in the quarter reflects a provision for loss on disposition of TAL of $339 million.
- The net loss from discontinued operations for the quarter includes a reduction of $109 million of the carrying value of discontinued operations to $96 million reflecting current financial circumstances and the reversal of a deferred tax provision of $80 million related to the sale of BCI's previous Asian investments, Hansol M.com and KG Telecommunications Co. Ltd.
- BCI also recorded a goodwill impairment charge of $732 million to January 1, 2002 opening retained earnings relating to its TAL investment. This charge relates to the adoption of the new accounting standards for the treatment of goodwill.
- Revenue for the six months ended June 30, 2002 was $232 million and EBITDA $61 million reflecting five months of TAL results.
- Net loss from continuing operations for the six months ended June 30, 2002 was $538 million including a $339 million provision for loss on the sale of TAL.
- Net earnings from discontinued operations for the six months ended June 30,2002 of $644 million are mainly attributable to a net gain recognized on the Telecom Américas reorganization transactions, principally from the disposition of Comcel.

Discontinued Operations

- Canbras Communications Corp's. revenues reached $16.5 million in the quarter, up $2.8 million over the second quarter of 2001 driven primarily by cable and internet access subscriber growth partially offset by a devaluation in the Brazilian *real* compared to the Canadian dollar. EBITDA was $1.7 million, up $2.1 million over the same quarter last year, primarily due to increased revenue and lower expenses resulting from the closure of the Montreal office in 2001. Debt at the end of the period was $35 million.

- Axtel S.A de C.V's revenues were $96 million for the quarter, an increase of $20 million over the previous year driven by higher revenue per subscriber as a result of a change in customer mix. EBITDA reached $23 million, up $25 million over the same quarter last year due primarily to increased revenues, higher margins and reduced general and administrative expenses. Axtel is currently in discussions with its major supplier with respect to the terms of its supply and financing contracts. Debt at the end of the period was $797 million.

BCI is operating under a court supervised Plan of Arrangement to dispose of its remaining assets, settle all claims against the company and make a final distribution to its stakeholders. BCI is a subsidiary of BCE Inc., Canada's largest communications company. BCI is listed on the Toronto Stock Exchange under the symbol BI and on the NASDAQ National Market under the temporary symbol BCICD. Visit our Web site at www.bci.ca.

NOTES

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization. This is a widely-used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by GAAP.

Contact Information:

Marie-Lise Gauthier
Director, Finance
Tel: (514) 392-2318
marie-lise.gauthier@bci.ca

10

THE BCI Q2 RESULTS CONFERENCE CALL WILL BE WEBCAST LIVE
ON JULY 26, 2002 AT 9:00 A.M. (EDT) AT WWW.BCI.CA
OR BY DIALING 1-888-575-8232

REPLAY FROM JULY 26 UNTIL MIDNIGHT OF AUGUST 2, 2002
PLEASE DIAL: 1-888 716-7820
ACCESS CODE 1229253#

Supplemental Information, including financial statements and details of operating companies' performance, is available on our web site or upon request.

Selected Consolidated Financial Information (Unaudited)

Second Quarter 2002
(Cdn$ thousands)

	Three months ended		Six months ended	
	Jun 30, 2002	Jun 30, 2001	Jun 30, 2002	Jun 30, 2001
Statement of Earnings				
Revenues	94,940	108,308	231,639	145,568
EBITDA (1)	20,189	17,370	60,808	18,781
Net earnings (loss) from continuing operations applicable to common shares (2)	(468,229)	(102,995)	(537,915)	(251,772)
Net earnings (loss) applicable to common shares	(497,528)	(109,331)	105,707	46,917
Net earnings (loss) - discontinued operations	(29,299)	(6,336)	643,622	298,689

Selected Consolidated Balance Sheet Information (Unaudited)

Second Quarter 2002
(Cdn$ thousands)

	As at June 30, 2002	As at December 31, 2001
Current assets - Telecom Américas	555,997	-
- Other	54,660	676,857
	610,657	676,857
Investments (3)	96,627	-
Licenses & other fixed assets, net	313	2,431,693
Goodwill	-	1,449,129
Other assets	1,992	197,104
	709,589	4,754,783
Current liabilities	216,742	2,120,419
Long-term debt	160,000	1,539,300
Other liabilities	-	658,149
	376,742	4,317,868
Non-controlling interest	-	98,397
Shareholders' equity	332,847	338,518
	709,589	4,754,783

(1) Consistent with reporting in prior periods, EBITDA means operating earnings (loss) from continuing operations before depreciation and amortization, and is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP").

(2) Net earnings (loss) from continuing operations applicable to common shares means Net earnings (loss) from continuing operations less Interest on convertible debentures.

(3) Investments are recorded at the lower of equity carrying value and net realizable value.

EXHIBIT 2

BELL CANADA INTERNATIONAL

Second Quarter 2002

Quarterly Unaudited Results: Supplementary Information

This supplement to the press release announcing Bell Canada International's quarterly results is intended to provide, on a timely basis, information of interest to the investment community.

This information is also available on BCI's website at www.bci.ca.

Conference Call Instructions

Marie-Lise Gauthier, Director, Finance will host a conference call on July 26, 2002, from 9:00 am to 10:00 am (EST) to discuss BCI's second quarter 2002 results.

To participate in the conference call, dial **1-888-575-8232** five minutes before the call is set to begin.

The conference call will be recorded and available until midnight of August 2, 2002. To hear the rebroadcast, call **1-888-716-7820**. The password is **1229253#**.

Consolidated Statements of Earnings (Unaudited)

(Cdn$ thousands except per share amounts)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Revenues	94,940	108,308	231,639	145,568
Cost of sales	46,079	50,008	101,472	67,270
Selling, general and administration expenses	28,672	40,930	69,359	59,517
Depreciation and amortization (1)	29,298	60,336	72,786	81,563
Operating earnings (loss) from continuing operations	(9,109)	(42,966)	(11,978)	(62,782)
Foreign exchange loss (2)	(76,483)	(28,365)	(79,186)	(80,300)
Interest expense	(45,309)	(47,526)	(111,698)	(68,127)
Gain (loss) on investments	(338,223)	1,593	(336,563)	(53,059)
Other	895	9,423	(531)	14,521
Earnings (loss) from continuing operations before non-controlling interest	(468,229)	(107,841)	(539,956)	(249,747)
Non-controlling interest	-	11,828	5,274	11,956
Net earnings (loss) from continuing operations	(468,229)	(96,013)	(534,682)	(237,791)
Discontinued operations	(29,299)	(6,336)	643,622	298,689
Net earnings (loss)	(497,528)	(102,349)	108,940	60,898
Interest on convertible debentures	-	(6,982)	(3,233)	(13,981)
Net earnings (loss) applicable to common shares	(497,528)	(109,331)	105,707	46,917
Earnings (loss) per common share - basic and diluted (3)	(12.44)	(165.90)	3.50	71.19

Consolidated Statements of Deficit (Unaudited)

(Cdn$ thousands)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Six months ended June 30, 2002	Six months ended June 30, 2001
Deficit, beginning of period, as previously reported	(388,754)	(493,150)	(870,241)	(506,669)
Cumulative effect on prior years of change in accounting policy for foreign currency translation (2)	-	-	(112,748)	(142,729)
Deficit, beginning of period, as restated	(388,754)	(493,150)	(982,989)	(649,398)
Transitional goodwill impairment (1)	(732,431)	-	(732,431)	-
Net earnings (loss)	(497,528)	(102,349)	108,940	60,898
Interest on convertible debentures	-	(6,982)	(3,233)	(13,981)
Share issue costs	-	-	(9,000)	-
Deficit, end of period	(1,618,713)	(602,481)	(1,618,713)	(602,481)

(1) In accordance with the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, Goodwill and Other Intangible Assets, goodwill for the three and six months ended June 30, 2002 is not amortized to earnings. For the three and six months ended June 30, 2001 goodwill amortization amounted to $22.6 million and $32.7 million respectively. Also in accordance with the new recommendations, the Corporation has conducted a transitional impairment test of goodwill as at January 1, 2002 and has concluded that approximately $732 million of goodwill was impaired and has been charged to opening deficit as at that date.

(2) In accordance with the revised recommendations of the CICA Handbook Section 1650, effective January 1, 2002, foreign exchange gains and losses on long-term assets and liabilities that were previously deferred and amortized, are recognized immediately. These revised recommendations were applied retroactively and prior periods have been restated.

(3) Basic and diluted net earnings (loss) per common share is based on 40 million average common shares outstanding for the three months ended June 30, 2002 and 30.2 million for the six months ended June 30, 2002 and 0.7 million for the three and six months ended June 30, 2001. The average shares outstanding has been retroactively restated to reflect an approximately 120 to 1 reverse stock split which was approved on July 17, 2002.

Consolidated Balance Sheets (Unaudited)

(Cdn$ thousands)

	As at June 30, 2002	As at December 31, 2001
Current assets		
Cash and cash equivalents [1]	53,884	378,204
Investment [2]	555,997	-
Notes receivable	-	42,361
Accounts receivable	100	162,578
Inventory	-	65,192
Prepaid expenses and other current assets	676	28,522
	610,657	676,857
Investments [3]	96,627	-
Fixed assets, net	313	1,185,460
Licenses, net	-	1,246,233
Deferred charges	1,992	87,863
Goodwill	-	1,449,129
Other assets	-	109,241
	709,589	4,754,783
Current liabilities		
Short-term loan facilities	174,068	931,728
Notes payable	-	145,510
Accounts payable and accrued liabilities	42,674	381,228
Long-term debt due within one year	-	661,953
	216,742	2,120,419
Long-term debt	160,000	1,539,300
Other long-term liabilities	-	84,640
Deferred income	-	493,776
Future income taxes	-	79,733
	376,742	4,317,868
Non-controlling interest	-	98,397
Shareholders' equity		
Convertible debentures	-	436,826
Put option	-	174,288
Stated capital	1,764,714	846,101
Contributed surplus	186,846	-
Deficit	(1,618,713)	(982,989)
Foreign currency translation adjustment	-	(135,708)
	332,847	338,518
	709,589	4,754,783

(1) As at December 31, 2001, includes $233.4 million of restricted cash, which amount represents BCI's share of Telecom Américas' cash used by it to collateralize short-term bank loans of certain of its subsidiaries.

(2) Pursuant to the announced disposition of its interest in Telecom Américas and the loss of joint control on May 31, 2002, BCI's investment in Telecom Américas has been presented as a short-term investment at net realizable value.

(3) Pursuant to the adoption of a Plan of Arrangement to provide for an orderly disposition of all of BCI's assets, discontinued operations have been presented as Investments and are recorded at the lower of equity carrying value and net realizable value.

Consolidated Statements of Cash Flows (Unaudited)

(Cdn$ thousands)

	Three months ended June 30,		Six months ended June 30,	
	2002	2001	2002	2001
Operations				
Net loss from continuing operations	(468,229)	(96,013)	(534,682)	(237,791)
Items not affecting cash				
(Gain) loss on investments	338,223	(1,593)	336,563	53,059
Depreciation and amortization	29,298	60,336	72,786	81,563
Non-controlling interest	-	(11,828)	(5,274)	(11,956)
Unrealized losses on foreign exchange	79,564	49,959	82,408	77,201
Accreted interest on long-term debt	14,402	12,373	31,615	16,741
Amortization of discount on notes	2,218	4,931	7,039	4,931
Changes in working capital items	(2,770)	(38,485)	(33,298)	(10,900)
Cash used for continuing operations	(7,294)	(20,320)	(42,843)	(27,152)
Investing activities				
Notes receivable	52,677	340,066	35,413	563,396
Capital expenditures	(17,282)	(17,742)	(41,189)	(22,473)
Other long-term assets	(564)	(5,555)	(2,440)	24,144
Proceeds from sale of temporary investments	-	142,272	-	211,718
Reduction in cash and cash equivalents due to deconsolidation of Telecom Americas Ltd.	(488,867)	-	(488,867)	-
Acquisition of subsidiaries and joint venture investees (net of cash)	(18,595)	(178,867)	(20,869)	(377,525)
Cash (used for) provided by continuing investing activities	(472,631)	280,174	(517,952)	399,260
Financing activities				
Short-term loan facilities	(353)	(163,566)	(174,435)	(152,721)
Increase (decrease) in notes payable	149,099	(198,999)	121,351	(388,762)
Addition of long-term debt	45,794	26,002	177,452	42,039
Reduction of long-term debt	(171,489)	(35,534)	(220,887)	(146,389)
Issuance of common shares	-	-	440,242	565
Share issue costs	-	-	(9,000)	-
Interest paid on convertible debentures	-	-	(40,060)	(8,438)
Other long-term liabilities	578	3,977	6,516	11,510
Amounts distributed to non-controlling interests	-	-	-	(13,134)
Cash provided by (used for) continuing financing activities	23,629	(368,120)	301,179	(655,330)
Foreign exchange loss on cash held in foreign currencies	(25,504)	(19,489)	(27,567)	(6,676)
Cash (used for) provided by discontinued operations	(34,602)	(117,375)	(37,137)	519,139
Net (decrease) increase in cash and cash equivalents	(516,402)	(245,130)	(324,320)	229,241
Cash and cash equivalents, beginning of period (1)	570,286	598,051	378,204	123,680
Cash and cash equivalents, end of period	53,884	352,921	53,884	352,921

(1) As at December 31, 2001, includes $233.4 million of restricted cash, which amount represents BCI's share of Telecom Américas' cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

Financial and Operating Statistics

Historical Data Q2 02 - Q2 01
(Unaudited, Canadian $, Canadian GAAP at 100%)

CANBRAS

	Quarter 30-Jun-02	Quarter 30-Jun-01	YTD 30-Jun-02	YTD 30-Jun-01
	(C$ Millions, unless otherwise indicated)			
Income Statement - Selected Items				
Revenue	16	14	34	27
EBITDA	2	-	5	(1)
Net Income	(1)	(5)	(12)	(12)
Balance Sheet & Cash Flow - Selected Items				
Cash (1)	16	54	16	54
Debt (2)	35	52	35	52
Capital Expenditures	3	17	6	37
Operating Statistics - Cable				
Total homes passed	859,640	723,094	859,640	723,094
Basic subscribers	182,948	149,117	182,948	149,117
Internet Access subscribers	11,656	6,527	11,656	6,527
Premium subscribers	76,158	75,632	76,158	75,632
Penetration homes passed	21%	21%	21%	21%
Operating Statistics - Internet (ISP)				
Residential subscribers	9,234	5,199	9,234	5,199
Commercial subscribers	553	200	553	200
Monthly revenue per avg. sub. - Residential	14	n/a	n/a	n/a
Monthly revenue per avg. sub. - Commercial	67	n/a	n/a	n/a
Monthly revenue per avg. sub. - Combined	18	21	20	24

(1) Cash includes cash, temporary investments and notes receivable.
(2) Debt includes short term loans, notes payable, current portion of long term debt and long term debt.

AXTEL

	Quarter 30-Jun-02	Quarter 30-Jun-01	YTD 30-Jun-02	YTD 30-Jun-01
Income Statement - Selected Items				
Revenue	96	76	190	138
EBITDA	23	(2)	40	(7)
Net Income	(101)	(40)	(117)	(89)
Balance Sheet & Cash Flow - Selected Items				
Cash (1)	14	18	14	18
Debt (2)	797	672	797	672
Capital Expenditures	8	51	58	166
Operating Statistics - Total				
Number of lines at end of period	285,653	287,846	285,653	287,846
Average lines	285,754	281,693	288,782	261,525
Net adds	(5,095)	22,508	(4,479)	71,086
Monthly churn (%) (3)	3.0%	2.4%	2.5%	1.6%
Monthly total revenue per avg. sub. (4)	112	90	110	88
Operating Statistics - Residential				
Number of lines at end of period	166,943	176,139	166,943	176,139
Average lines	166,992	176,008	168,162	166,903
Net adds	(2,055)	6,331	(2,168)	31,852
Monthly churn (%) (3)	2.4%	2.3%	1.9%	1.5%
Operating Statistics - Business				
Number of lines at end of period	118,710	111,707	118,710	111,707
Average lines	119,612	105,685	120,620	94,622
Net adds	(3,040)	16,177	(2,311)	39,234
Monthly churn (%) (3)	3.8%	2.6%	3.2%	1.9%

(1) Cash includes cash, temporary investments and notes receivable.
(2) Debt includes short term loans, notes payable, current portion of long term debt and long term debt.
(3) Monthly churn % equals the disconnected subscribers divided by the average subscribers of the quarter.
(4) Total revenues divided by the average number of subscribers in the period.